SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Norwegian Cruise Line Holdings Ltd.
(Name of Issuer)

Ordinary Shares, par value $0.001 per share
(Title of Class of Securities)

G66721 10 4
(CUSIP Number)

Ronald Cami Vice President TPG Global, LLC 301 Commerce Street, Suite 3300 Fort Worth, TX 76102 (817) 871-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 24, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. 

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 12 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. G66721 10 4	13D	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 22,117,334 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 22,117,334 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,117,334 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.8% (See Item 5)*
14	TYPE OF REPORTING PERSON CO
*
The calculation is based on a total of 203,997,492 Ordinary Shares (as defined herein) outstanding as of January 24, 2013 as reported in the Final Prospectus filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on January 18, 2013 pursuant to Rule 424(b)(4) of the Securities Act of 1933 (the “Securities Act”), after giving effect to the exercise by the underwriters of their option to purchase an additional 3,529,412 Ordinary Shares.

CUSIP No. G66721 10 4	13D	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 22,117,334 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 22,117,334 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,117,334 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.8% (See Item 5)*
14	TYPE OF REPORTING PERSON IN
*
The calculation is based on a total of 203,997,492 Ordinary Shares outstanding as of January 24, 2013 as reported in the Final Prospectus filed by the Issuer with the Commission on January 18, 2013 pursuant to Rule 424(b)(4) of the Securities Act, after giving effect to the exercise by the underwriters of their option to purchase an additional 3,529,412 Ordinary Shares.

CUSIP No. G66721 10 4	13D	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 22,117,334 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 22,117,334 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,117,334 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.8% (See Item 5)*
14	TYPE OF REPORTING PERSON IN
*
The calculation is based on a total of 203,997,492 Ordinary Shares outstanding as of January 24, 2013 as reported in the Final Prospectus filed by the Issuer with the Commission on January 18, 2013 pursuant to Rule 424(b)(4) of the Securities Act, after giving effect to the exercise by the underwriters of their option to purchase an additional 3,529,412 Ordinary Shares.

Item 1.  Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the ordinary shares, par value $0.001, of the Issuer (the “Ordinary Shares”). The principal executive offices of the Issuer are located at 7665 Corporate Center Drive, Miami, Florida 33126.

Item 2.  Identity and Background

This Schedule 13D is being filed jointly on behalf of TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”), David Bonderman and James G. Coulter (each a “Reporting Person” and collectively, the “Reporting Persons”). The business address of each Reporting Person is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

Group Advisors is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership (“Group Holdings”), which is the sole member of TPG Holdings I-A, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings I, L.P., a Delaware limited partnership, which is the sole member of TPG GenPar V Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG GenPar V, L.P., a Delaware limited partnership, which is the general partner of TPG Viking, L.P., a Delaware limited partnership (“Viking L.P.”).

Group Holdings is the sole shareholder of TPG Holdings III-A, Inc., a Cayman Islands exempted company, which is the general partner of TPG Holdings III-A, L.P., a Delaware limited partnership, which is the general partner of TPG Holdings III, L.P., a Delaware limited partnership, which is the sole shareholder of TPG Viking AIV GenPar Advisors, Inc., a Cayman Islands exempted company, which is the general partner of TPG Viking AIV GenPar, L.P., a Cayman Islands exempted limited partnership, which is the general partner of each of TPG Viking AIV I, L.P., a Cayman Islands exempted limited partnership (“Viking AIV I”), TPG Viking AIV II, L.P., a Cayman Islands exempted limited partnership (“Viking AIV II”), and TPG Viking AIV III, L.P., a Cayman Islands exempted limited partnership (“Viking AIV III” and, together with Viking L.P., Viking AIV I and Viking AIV II, the “TPG Funds”).  The TPG Funds hold an aggregate of 22,117,334 Ordinary Shares (the “TPG Shares”).  Because of the relationship between Group Advisors and each of the TPG Funds, Group Advisors may be deemed to beneficially own the TPG Shares.

Messrs. Bonderman and Coulter are the directors, officers and sole stockholders of Group Advisors.  Because of the relationship of Messrs. Bonderman and Coulter to Group Advisors, each of Messrs. Bonderman and Coulter may be deemed to beneficially own the TPG Shares.  Messrs. Bonderman and Coulter disclaim beneficial ownership of the TPG Shares except to the extent of their pecuniary interest therein.

The principal business of Group Advisors is serving as the sole ultimate general partner, managing member or similar entity of related entities engaged in making or recommending investments in securities of public and private companies.

The present principal occupation of David Bonderman is Chairman of the Board and President of Group Advisors and officer, director or manager of other affiliated entities.

The present principal occupation of James G. Coulter is director and Senior Vice President of Group Advisors and officer, director or manager of other affiliated entities.

The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of Group Advisors are listed on Schedule I hereto.

Each of Messrs. Bonderman, Coulter and the individuals referred to on Schedule I hereto is a United States citizen.

During the past five years, none of the Reporting Persons (or, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedule I hereto) (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The information set forth in or incorporated by reference in Items 2, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

Item 4.  Purpose of Transaction

Corporate Reorganization and Initial Public Offering

Prior to the closing of the Issuer’s initial public offering on January 24, 2013 (the “IPO”), (i) the Issuer redeemed 1,250 Ordinary Shares beneficially owned by the Reporting Persons at a purchase price per share equal to the par value of the Ordinary Shares and (ii) TPG Viking I, Inc. (“Viking I”), TPG Viking II, Inc. (“Viking II”) and Viking AIV III exchanged an aggregate of 2,625,000 ordinary shares of NCL Corporation Ltd. that were held of record by Viking I, Viking II and Viking AIV III for the TPG Shares.

Pursuant to a reorganization undertaken in connection with the IPO, each of Viking I and Viking II liquidated and distributed all of its Ordinary Shares to its shareholders, as a result of which and certain other related transactions, Viking L.P., Viking AIV I and Viking AIV II acquired the Ordinary Shares held by Viking I and Viking II.

Amended and Restated Shareholders’ Agreement

In connection with the closing of the IPO, AAA Guarantor Co-Invest VI (B), L.P., AIF VI NCL (AIV), L.P., AIF VI NCL (AIV II), L.P., AIF VI NCL (AIV III), L.P., AIF VI NCL (AIV IV), L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI, L.P., Apollo Overseas Partners VI, L.P., and Apollo Overseas Partners (Germany) VI, L.P. (collectively, the “Apollo Funds”), Genting Hong Kong Limited (“Genting HK”) and Star NCLC Holdings Ltd. (“Star NCLC” and, together with Genting HK, the “Genting HK Entities”), the TPG Funds, and the Issuer entered into an Amended and Restated Shareholders’ Agreement (the “Shareholders Agreement”), dated as of January 24, 2013 (the “Effective Date”).

Restrictions on Transfer; Preemptive Rights; GHK Right of First Refusal; Drag-Along Transactions

Pursuant to the terms of the Shareholders Agreement, the shareholders party to the Shareholders Agreement, including the Apollo Funds, the Genting HK Entities and the TPG Funds (collectively, the “Shareholders”), are prohibited from transferring shares without the consent of the Apollo Funds and the Genting HK Entities, except (i) with respect to the Apollo Funds, any transfer by an Apollo Fund to an affiliate of such Apollo Fund, (ii) with respect to Star NCLC, any transfer to Genting HK, a wholly-owned subsidiary of Genting HK, or any existing controlling shareholder of the Genting HK Entities, (iii) with respect to the TPG Funds, any transfer by any TPG Fund to an affiliate of such TPG Fund other than a portfolio company of TPG Partners V, L.P. and its affiliates (provided, however, that no such transfer will be permitted if it would result in material adverse tax consequences to the Issuer, the Apollo Funds or the Genting HK Entities in respect of their investments in the Issuer), (iv) with respect to the TPG Funds, the Apollo Funds and the Genting HK Entities, in connection with the exercise of registration rights pursuant to the Shareholders Agreement and (v) with respect to the Apollo Funds, if certain conditions are met, in the event of a sale of all of the equity shares of the Issuer held by the Apollo Funds and the TPG Funds and their respective permitted transferees (collectively, the “Investor Group Shares”) for cash to a third party.

Pursuant to the Shareholders Agreement, the TPG Funds further agree not to acquire, and to cause their respective affiliates and subsidiaries not to acquire, any equity securities of the Issuer that are publicly traded on an established securities market without the prior written consent of both the Genting HK Entities and the Apollo Funds.  Such consents are not required where the TPG Funds provide a notice of the maximum number of shares to be acquired and a certification that the acquisition of such shares will not result in certain adverse tax consequences to the Issuer at least ten business days prior to the proposed acquisition.

The Shareholders Agreement grants each of the Shareholders preemptive rights to purchase any equity securities offered by the Issuer after the Effective Date, subject to certain exceptions such as with respect to equity securities issued in connection with a public offering.  The Shareholders Agreement also grants Genting HK the right to purchase Investor Group Shares if the Apollo Funds offer to sell all of the Investor Group Shares to a third party.  In addition, the Shareholders Agreement grants the Apollo Funds certain drag-along rights subject to limitations.

Irrevocable Proxy

Pursuant to the Shareholders Agreement, the TPG Funds agree to vote all Ordinary Shares held by the TPG Funds in the manner directed by the Apollo Funds and grant the Apollo Funds an irrevocable proxy to vote all Ordinary Shares held by the TPG Funds at any meeting of the Shareholders and in connection with any written action or consent of the Shareholders with respect to any matter submitted to a vote or for action by the Shareholders or requiring consent under the Shareholders Agreement.

TPG Registration Rights

At any time after the date that is eighteen months after the Effective Date, the TPG Funds shall have the right to make one written request to the Issuer for registration for all or part of the TPG Shares in accordance with the terms for demand notices set forth in the Shareholders Agreement, subject to certain limitations.  The TPG Funds shall not be permitted to exercise the registration right if it would result in (i) the number of Investor Group Shares on a fully diluted basis divided by the number of equity shares of the Issuer owned by the Genting HK Entities and their permitted transferees on a fully diluted basis being less than 0.6 or (ii) the Apollo Funds losing their drag-along rights, management rights or consent rights pursuant to the terms of the Shareholders Agreement.

TPG Consent Right

Except for certain transactions contemplated by the Shareholders Agreement, neither the Issuer nor any of its subsidiaries shall be permitted to engage in any material transaction involving any affiliate of the Apollo Funds  (other than the Issuer and its subsidiaries) without the prior written consent of the TPG Funds.

TPG Monitoring Fees

For so long as the TPG Funds collectively own 15% or more of the amount of Ordinary Shares collectively held by the TPG Funds and their affiliates as of the date of the closing of the IPO (the “TPG Minimum Holding Condition”), all transaction, monitoring and similar fees paid or payable by the Issuer or its subsidiaries to the Apollo Funds or their affiliates shall be shared pro rata with the TPG Funds.

Termination

The Shareholders Agreement terminates upon the earlier of (i) the voluntary or involuntary liquidation, dissolution or winding up of the Issuer or (ii) the execution by the Issuer, the Apollo Funds and the Genting HK Entities of a written instrument approving such termination.

Lock-Up Agreement

In connection with the IPO, the TPG Funds agreed pursuant to a lock-up agreement (the “Lock-Up Agreement”), subject to certain exceptions, not to, directly or indirectly, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, or file (or participate in the filing of) a registration statement with the Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to any of the Ordinary Shares, any other securities of the Issuer that are substantially similar to the Ordinary Shares, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase or subscribe for the foregoing, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Ordinary Shares or any other securities of the Issuer that are substantially similar to Ordinary Shares, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, whether any such transaction is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise or (iii) publicly announce an intention to effect any transaction specified in clause (i) or (ii), for a period beginning on the date of such Lock-Up Agreement and continuing for 180 days after the date of the underwriting agreement related to the IPO (such period, the “Lock-Up Period”), except with the prior written consent of the representatives of the underwriters.

The Lock-Up Period will be automatically extended if (i) during the last 17 days of the Lock-Up Period the Issuer issues an earnings release or announces material news or a material event or (ii) prior to the expiration of the Lock-Up Period, the Issuer announces that it will release earnings results during the 16-day period following the last day of the Lock-Up Period, in which case the restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event, unless the underwriters agree to waive such extension.

General

In addition to the foregoing, each Reporting Person, at any time and from time to time may directly or indirectly acquire additional Ordinary Shares, economic interests in Ordinary Shares or associated rights or securities exercisable for or convertible into Ordinary Shares, or dispose of some or all of its Ordinary Shares, based upon its ongoing evaluation of the Issuer, prevailing market conditions, liquidity requirements of such Reporting Person and/or other investment considerations.

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedule A hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present board of directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the board of directors of the Issuer; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; and taking any action similar to any of those enumerated above.

References to and descriptions of the Shareholders Agreement and the Lock-Up Agreement set forth above in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the Shareholders Agreement and the Lock-Up Agreement, which have been filed as Exhibit 2 and Exhibit 3, respectively and are incorporated herein by this reference.

Item 5.  Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

(a)–(b)                      The following disclosure assumes that there are 203,997,492 Ordinary Shares outstanding as of January 24, 2013 as reported in the Final Prospectus filed by the Issuer with the Commission on January 18, 2013 pursuant to Rule 424(b)(4) of the Securities Act, after giving effect to the exercise by the underwriters of their option to purchase an additional 3,529,412 Ordinary Shares.

Pursuant to Rule 13d-3 of the Exchange Act, the Reporting Persons may be deemed to beneficially own 22,117,334 Ordinary Shares of the Issuer, which constitutes approximately 10.8% of the outstanding Ordinary Shares of the Issuer.

(c)           Except as set forth in Items 4 and 5, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Issuer’s Ordinary Shares during the past 60 days.

(d)           To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Item 3 and Item 4 are hereby incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

1.
Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011).

2.
Shareholders’ Agreement, dated as of January 24, 2013, by and among Norwegian Cruise Line Holdings Ltd., Genting Hong Kong Limited, Star NCLC Holdings Ltd., AAA Guarantor Co-Invest VI (B), L.P., AIF VI NCL (AIV), L.P., AIF VI NCL (AIV II), L.P., AIF VI NCL (AIV III), L.P., AIF VI NCL (AIV IV), L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI, L.P., Apollo Overseas Partners VI, L.P., Apollo Overseas Partners (Germany) VI, L.P., TPG Viking, L.P., TPG Viking AIV I, L.P., TPG Viking AIV II, L.P. and TPG Viking AIV III, L.P., and the other shareholders that become a party from time to time (incorporated herein by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 30, 2013 (File No. 001-37584)).

3.
Form of Lock-Up Agreement, by and among UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters, together with the other Underwriters named in Schedule A to the Underwriting Agreement referred to therein, and TPG Viking, L.P., TPG Viking AIV I, L.P., TPG Viking AIV II, L.P. and TPG Viking AIV III, L.P.

______________________

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 4, 2013

TPG Group Holdings (SBS) Advisors, Inc.

By: /s/ Ronald Cami
Name: Ronald Cami Title: Vice President

David Bonderman

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of James G. Coulter (2)

(1)
Ronald Cami is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated July 1, 2010, which was previously filed with the Commission as an exhibit to a Schedule 13D filed by Mr. Bonderman on July 26, 2010 (SEC File No. 005-43571).

(2)
Ronald Cami is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated July 1, 2010, which was previously filed with the Commission as an exhibit to a Schedule 13D filed by Mr. Coulter on July 26, 2010 (SEC File No. 005-43571).

Schedule I

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 300, Fort Worth, TX 76102.

Name	Title

David Bonderman	President and Chairman of the Board
James G. Coulter	Senior Vice President and Director
John E. Viola	Vice President and Treasurer
Ronald Cami	Vice President and Secretary
David C. Reintjes	Chief Compliance Officer and Assistant Secretary
G. Douglas Puckett	Assistant Treasurer
Steven A. Willmann	Assistant Treasurer

INDEX TO EXHIBITS

1.
Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011).

2.
Shareholders’ Agreement, dated as of January 24, 2013, by and among Norwegian Cruise Line Holdings Ltd., Genting Hong Kong Limited, Star NCLC Holdings Ltd., AAA Guarantor Co-Invest VI (B), L.P., AIF VI NCL (AIV), L.P., AIF VI NCL (AIV II), L.P., AIF VI NCL (AIV III), L.P., AIF VI NCL (AIV IV), L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI, L.P., Apollo Overseas Partners VI, L.P., Apollo Overseas Partners (Germany) VI, L.P., TPG Viking, L.P., TPG Viking AIV I, L.P., TPG Viking AIV II, L.P. and TPG Viking AIV III, L.P., and the other shareholders that become a party from time to time (incorporated herein by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 30, 2013 (File No. 001-37584)).

3.
Form of Lock-Up Agreement, by and among UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters, together with the other Underwriters named in Schedule A to the Underwriting Agreement referred to therein, and TPG Viking, L.P., TPG Viking AIV I, L.P., TPG Viking AIV II, L.P. and TPG Viking AIV III, L.P.